EXHIBIT 99(A)(3)

                               [GRAPHIC OMITTED]


                                 March 25, 1998


To Our Shareholders:


     We are very pleased to share with you the highlights of an expanded strategic alliance with Motorola, Inc. ("Motorola"), which we believe dramatically improves the ability of NetSpeak Corporation (the "Company") to capitalize on its strengths and realize its potential. As part of this expanded strategic alliance, Motorola will seek to increase its equity interest in the Company from approximately 10.0% (approximately 8.2% on a fully diluted basis) to approximately 34.9% (approximately 28.5% on a fully diluted basis). Since the Company does not presently require additional capital and in order not to further dilute the interests of the Company's shareholders, Motorola will commence a cash tender offer for up to 3,000,000 shares of the Company's common stock ("Shares") at a price of $30.00 per Share net to each Seller in cash without interest thereon, for an aggregate purchase price of $90.0 million (the "Offer"). The Offer provides a means by which existing shareholders may sell some or all of their equity ownership at a premium of approximately 24.4% over the average of the last reported sales prices on The Nasdaq National Market for the 30 trading days prior to and including March 17, 1998.


     The basic terms of the contemplated strategic alliance are as follows. On March 18, 1998, the Company and Motorola entered into an agreement (the "Tender Agreement") pursuant to which the Offer will be made. Motorola has also entered into agreements to purchase 35,000 shares of the Company's common stock from two executive officers at a price of $30.00 per share upon successful consummation of the Offer. Consummation of the Offer and the other transactions contemplated by the Tender Agreement are subject to certain conditions, as more fully described in the Offer to Purchase made by Motorola (the "Offer to Purchase"). The Company's executive officers and directors may participate with the other shareholders in the Offer, although the Company has not been advised as to the number of shares that the executive officers and directors will tender. Notwithstanding the foregoing, the executive officers of the Company have agreed to retain at least 30% of their current beneficial ownership (including stock options, whether vested or not) for a three-year period after consummation of the Offer, subject to certain exceptions. In addition, following consummation of the Offer, the Company will increase the size of its Board of Directors from seven to ten seats and Motorola will receive up to two additional seats. Motorola and the Company also entered into an agreement (the "Standstill and Participation Rights Agreement") pursuant to which, among other matters, for a period of three years from consummation of the Offer, Motorola will (i) be unable to acquire further shares of the Company without the consent of the Board of Directors (subject to certain exceptions, including an offer for the whole Company); (ii) be subject to certain restrictions on the sale of Shares it purchases in the Offer; and, (iii) have the right, in certain circumstances, to maintain its percentage ownership in the Company.


     Contemporaneously with entering into the above agreements, the Company and Motorola entered into a joint development and licensing agreement (the "License Agreement") whereby the parties will seek to combine the Company's IP (Internet Protocol) technology with Motorola's wireless and wireline technology. Under the License Agreement, the Company has granted Motorola an exclusive license to use the Company's products and technology to develop, use, manufacture and distribute derivative products for application in wireless and wireline radio frequency communications as well as a non-exclusive license to use, manufacture and distribute existing Company products. The licenses carry a $30.0 million take-or-pay commitment over a period of approximately three years and will be royalty bearing at most-favored customer and competitive rates.


     We urge you to read the Offer to Purchase carefully before making your decision whether to tender your shares pursuant to the Offer.

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     YOUR BOARD OF DIRECTORS (THE "BOARD") HAS DULY ADOPTED RESOLUTIONS
APPROVING THE OFFER AND THE OTHER TRANSACTIONS REFERRED TO IN THE OFFER TO PURCHASE. THE BOARD HAS ALSO DETERMINED THAT THE COMPANY SHALL REMAIN NEUTRAL WITH RESPECT TO THE OFFER AND ACCORDINGLY IS NOT MAKING A RECOMMENDATION TO THE COMPANY'S SHAREHOLDERS REGARDING THE OFFER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE OFFER TO PURCHASE. EACH SHAREHOLDER MUST MAKE ITS OWN DECISION WHETHER TO TENDER SHARES, AND IF SO, HOW MANY SHARES TO TENDER.


     In determining that the Company will remain neutral with respect to a recommendation to the Company's shareholders regarding the Offer, the Board gave careful consideration to the following factors:


     (a) The view of the Board that the Company is not being sold and that the Offer enables Motorola to increase its equity interest as part of a stronger strategic alliance without further diluting the interests of the Company's existing shareholders;


     (b) The consideration and evaluation by the Board of a number of factors in the course of its extensive review of the Offer and its impact on the Company, including, but not limited to, an analysis of the available financial statements and other information of the Company; a review of the Company's 1998 operating plan; discussions of the past and current operations and financial condition and the prospects of the Company with management of the Company; a review of the historical and recent reported prices and trading activity for the shares; a comparison of the financial performance of the Company and the prices and trading activity of the shares with that of certain other comparable publicly-traded companies and their securities; and a review of the terms, to the extent publicly available, of certain transactions which the Board believes are comparable. As a result of this extensive analysis, the Board feels that the Company has very good long-term potential regardless of the success of the Offer.


     (c) The fact that the $30.00 per share price of the Offer represents a premium of approximately 11.4% over the last reported sales price of a share on The Nasdaq National Market of $26.938 per Share on March 17, 1998 (the last full trading date prior to the Board's approval of the Offer), and a premium of approximately 24.4% over the average of the last reported sales prices of a share on The Nasdaq National Market for the 30 trading days prior to and including March 17, 1998;


     (d) The thorough evaluation by the Board of a variety of other potential strategic alternatives and analysis of the viability of and risks associated with such alternatives;


     (e) The terms of the Standstill and Participation Rights Agreement entered into in connection with the Offer, which limits Motorola's ability to seek control of the Company without the Board's consent;


     (f) The probability that the Offer and the other transactions contemplated by the Tender Agreement will be consummated, given the achievable nature of the conditions to consummation of the Offer;


     (g) The competitive environment in the IP telephony industry and the perceived beneficial effect of the strategic alliance on the Company's relationships with its employees and customers; and


     (h) The receipt by the Board from the Company's financial advisor, Broadview Associates LLP ("Broadview"), of advice regarding and an oral analysis of the Offer, including among other matters, the potential impact on the market for the shares, the ramifications of lowering the trading float and the impact on a potential sale of the Company in the future.


     In analyzing the potential impact on the market for the shares, Broadview considered the following positive factors: (i) the significant endorsement from Motorola, an insider, of the Company's technology,

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product strategy and management team; (ii) the expected positive momentum in the stock price which should result from a tender price which represents a premium over the Company's all-time high sales price (through March 17, 1998);
(iii) the $30.0 million take-or-pay commitment under the License Agreement; and
(iv) Motorola's position as a market leader in radio frequency products, which will afford the Company with access to key markets, including satellite, cellular and cable.


     Broadview also considered the following negative factors relating to the potential impact to the market for the shares: (i) possible concern from the market and other partners that the Company would be spread too thin to effectively manage several development relationships; (ii) the possibility that the market may wait and see if Motorola can execute a strategic plan in IP telephony; (iii) the focus of the License Agreement on radio frequency while most of the attention in the market has been on the public switched telephone network and Internet service providers; and (iv) the fact that an expanded strategy relationship with Motorola may discourage other potential partners.


     In analyzing the ramifications of lowering the Company's trading float, Broadview considered the following positive factors: (i) the acceleration of the short-term upward movement of the shares; and (ii) the opportunity for management and other insiders to sell some of their shares without unduly disrupting the trading market. A negative factor in Broadview's opinion, however, was that a sizable reduction in the float may irritate existing institutional shareholders and discourage purchases by prospective institutional shareholders. Broadview advised, however, that this was mitigated to some extent by the Company's position in the IP telephony market and its relatively large market capitalization.


     Broadview also analyzed the impact the Offer would have on a potential sale of the Company and considered the following positive factors: (i) the ability of other buyers and strategic partners to submit higher bids during the tender period; (ii) the strategic relationships with a broad set of companies indicate that the Company should not be viewed as being under Motorola's control; and (iii) the Standstill and Participation Rights Agreement between Motorola and the Company limits Motorola from acquiring further shares, subject to certain exceptions, without making an offer for the whole Company.


     In Broadview's opinion, one negative factor is that the deepened development relationship and an approximately 34.9% (approximately 28.5% on a fully diluted basis) ownership interest by Motorola in the Company may deter would-be acquirors unfriendly to Motorola.


     Based on the careful consideration of the previously mentioned factors, the Board has determined that the Company remain neutral with respect to the Offer and accordingly is not making any recommendation to the Company's shareholders regarding the Offer.


     The consummation of various transactions contemplated by the Tender Agreement are subject to certain conditions described in the Offer to Purchase, including the valid tendering of at least 1,750,000 Shares prior to the expiration of the Offer. The Company's shareholders will receive at least 20 business days to consider the Offer and will receive the Offer to Purchase that will further describe these transactions and the various other agreements entered into by the Company in connection with the Offer.


     On behalf of the Board, we appreciate your continued support of the Company and your careful consideration of the Offer.


                                    On behalf of the Board of Directors,


                                    /s/ Stephen R. Cohen
                                        ---------------------------------------
                                        Chairman and Chief Executive Officer

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